ROGERS COMMUNICATIONS INC.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF

SHAREHOLDERS OF THE CORPORATION

     NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the “Meeting”) of shareholders of Rogers Communications Inc. (the “Corporation”) will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario, Canada on Friday, May 30, 2003 at the hour of 10:30 a.m. (Toronto time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation and its subsidiaries for the fiscal year ended December 31, 2002, together with the auditors’ report thereon and the report of the directors of the Corporation;

2.	to elect 17 directors of the Corporation;

3.	to appoint auditors and to authorize the directors to fix their remuneration;

4.	to consider and if thought advisable, to pass a special resolution in the form set forth in Exhibit A to the Information Circular accompanying this Notice of Annual and Special General Meeting, the text of which proposed resolution is incorporated herein by reference, to: (i) alter the Memorandum of the Corporation by cancelling all authorized but unissued Class A Voting Shares of the Corporation (the “Class A Shares”); and (ii) amend the Articles of the Corporation to provide that the directors may not attach any right to any series of Preferred Shares of the Corporation created after the date of the Meeting that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Corporation, and that the Preferred Shares of any such series shall have no right to vote at any such general meeting; and

5.	to transact all such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     Only holders of record of Class A Shares at the close of business on April 21, 2003 are entitled to vote at the Meeting. Holders of Class B Non-Voting Shares and holders of any series of Preferred Shares of the Corporation are invited to attend the Meeting, but are not entitled to vote thereat.

     An Information Circular and form of proxy accompany this Notice of Meeting.

NOTES:

(1)	The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 and the auditors’ report thereon form part of the Corporation’s Annual Report, which accompanies this Notice of Meeting. The report of the directors is incorporated into Management’s Discussion and Analysis, which forms part of the Annual Report.

(2)	Holders of Class A Shares who are unable to attend the Meeting are kindly requested to specify, on the enclosed form of proxy, the manner in which the shares represented thereby are to be voted and are requested to complete, sign, date and return the form of proxy in the envelope provided for that purpose.

(3)	Shareholders should take notice that the Articles of the Corporation impose certain restrictions on the issue and transfer of the Corporation’s shares and the exercise of voting rights. These restrictions are detailed under the heading “Restrictions on the Transfer, Voting and Issue of Shares” in the accompanying Information Circular.

(4)	On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario, M4W 1G9, ou en téléphonant au (416) 935-3532. Le texte français sera disponible à l’assemblée.

DATED at Toronto, Ontario, this 25th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

DAVID P. MILLER, Secretary

ROGERS COMMUNICATIONS INC.

INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

OF THE CORPORATION TO BE HELD MAY 30, 2003

SOLICITATION OF PROXIES

     This Information Circular is furnished in connection with the solicitation of proxies by the management of Rogers Communications Inc. (the “Corporation”) for use at the Annual and Special General Meeting of Shareholders (the “Meeting”) of the Corporation to be held on Friday, May 30, 2003, at the time and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment or adjournments thereof. Holders of Class A Voting Shares (“Class A Shares”) who are unable to be present at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile number (416) 263-9524 (in the Toronto area) or 1-866-249-7775 (outside the Toronto area) by 4:30 p.m. (Toronto time) on Thursday, May 29, 2003. An addressed envelope with postage prepaid accompanies this Information Circular and may be used for such purpose. The Corporation will bear the cost of solicitation on behalf of management of proxies in the form furnished herewith. The solicitation will be primarily by mail. However, proxies may be solicited by telephone or in writing by directors, officers or designated agents of the Corporation. The Corporation will, upon request, reimburse broker-dealers, banks, custodians, nominees and other fiduciaries for their reasonable expenses incurred in forwarding proxy material to beneficial owners of the Corporation’s shares.

     Advance notice of the Meeting was published in the Vancouver newspaper, The Province, on April 2, 2003 and a copy of such notice was delivered to the Executive Director under the Securities Act (British Columbia) and the TSX Venture Exchange.

APPOINTMENT OF PROXIES

     The persons named in the accompanying form of proxy are Edward S. Rogers, O.C. (the President and Chief Executive Officer of the Corporation), Edward Rogers and Melinda Rogers, each of whom is a director of the Corporation. A shareholder desiring to appoint some other person(s) (who need not be a shareholder) to represent such shareholder at the Meeting may do so by striking out the names of the specified nominees and inserting the name of the shareholder’s nominee(s) in the blank space provided or by completing another appropriate form of proxy and, in either case, delivering the completed form of proxy, at any time up to 4:30 p.m. (Toronto time) on Thursday, May 29, 2003, to the Secretary of the Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile number (416) 263-9524 (in the Toronto area) or 1-866-249-7775 (outside the Toronto area).

NON-REGISTERED SHAREHOLDERS

     Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in many cases, shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a depository (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

     In accordance with the requirements of applicable securities law, the Corporation has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the 2002 Annual Report (collectively, the “meeting materials”) to the depositories and intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

A.	receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions provided by the intermediary on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the internet);

or

B.	be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above.

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

REVOCATION

     The appropriate form of proxy must be signed by the shareholder, or by his or her attorney authorized in writing, and should be dated with the date on which it is executed. A registered shareholder who has given a proxy may revoke it by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada by 4:30 p.m. (Toronto time) on Thursday, May 29, 2003;

(b)	depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner provided by law or by the Articles of the Corporation.

     The revocation of a proxy will not affect any matter on which a vote has been taken before the revocation. A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive meeting materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

EXERCISE OF DISCRETION

     Nominees named in the accompanying form of proxy will vote or withhold from voting the Class A Shares represented thereby on any ballot that may be called for in accordance with the shareholder’s instructions (provided such instructions are certain) and if such shareholder has specified a choice with respect to any matter to be acted on at the Meeting for which the proxy is given, the shares will be voted accordingly. In the absence of such instructions, Class A Shares will be voted (i) on the election of the directors, in favour of the directors named in this Information Circular; (ii) on the appointment of auditors, in favour of the auditors named in this Information Circular; and (iii) in favour of the authorization for the directors to fix the remuneration of the auditors, but the Class A Shares will NOT be voted on the special resolution to (i) alter the Memorandum of the Corporation by cancelling all authorized but unissued Class A Shares; and (ii) amend the Articles of the Corporation to provide that the directors may not attach any right to any series of Preferred Shares of the Corporation created after the date of the Meeting that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Corporation, and that the Preferred Shares of any such series shall have no right to vote at any such general meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to voting on amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting, but if any such amendments, variations or other matters are properly brought before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their discretion.

SHARES ENTITLED TO BE VOTED AT THE MEETING

     Each Class A Share carries the right to twenty-five votes on a poll and all Class A Shares outstanding at the close of business on April 21, 2003 (the “record date”) may be voted at the Meeting. Class B Non-Voting Shares and any series of Preferred Shares of the Corporation (“Preferred Shares”) may not be voted at the Meeting.

Shares and Principal Holders Thereof

     As at April 1, 2003, there were outstanding 56,240,494 Class A Shares. To the knowledge of the directors and officers of the Corporation, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over more than 10% of the outstanding voting shares of the Corporation is Rogers. For the purposes of this Information Circular, a reference to “Rogers” includes Edward S. Rogers, O.C., the President and Chief Executive Officer and a director of the Corporation, and certain corporations, other than the Corporation and its subsidiaries, owned or controlled directly or indirectly by him and trusts for the benefit of Mr. Rogers and his family. As of April 1, 2003, Rogers beneficially owns or controls 51,116,099 Class A Shares, representing approximately 90.9% of the issued and outstanding Class A Shares, which class is the only class of issued shares carrying the right to vote in all circumstances.

     Each holder of outstanding Class A Shares and Class B Non-Voting Shares of record at the record date will be entitled to receive notice of the Meeting. Each holder of Class A Shares who personally attends the Meeting or duly completes and delivers an appropriate form of proxy will be entitled to twenty-five votes per share at the Meeting on a poll.

Restrictions on the Transfer, Voting and Issue of Shares

     The Corporation has a direct or indirect ownership interest in a number of distinct Canadian undertakings which hold licences pursuant to applicable licencing legislation (the “Telecommunications Legislation”). The Telecommunications Legislation includes the Broadcasting Act (Canada), the Telecommunications Act (Canada) and the Radiocommunication Act (Canada).

     The Telecommunications Legislation contains separate requirements relating to the level of foreign ownership that is permitted in respect of a given class of licenced undertaking. The Corporation believes that it, and each of its subsidiaries, have at all times been in compliance with all of the relevant ownership requirements of the Telecommunications Legislation.

     In April 1996, the Governor in Council (i.e., the federal cabinet) issued a Direction to the Canadian Radio-television and Telecommunications Commission (the “CRTC”) respecting the ineligibility of non-Canadians to hold broadcasting licences, including licences to operate cable television undertakings. That Direction substantially harmonized the foreign ownership requirements under the Broadcasting Act with those under the Telecommunications Act and the Radiocommunication Act. The Direction was amended in 1997 to allow two non-Canadian controlled telephone companies to hold licences to operate cable television undertakings within their respective service areas. It was amended in July 1998 to clarify the restrictions relating to a holding company’s ability to control or influence the programming decisions of the licensee operating company.

     The revised Cabinet Direction authorizes non-Canadians to own and control, directly or indirectly, up to 33 1/3% of the voting shares and up to 33 1/3% of the number of votes attached to the voting shares of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and up to 20% of the votes attached to the voting shares of the operating licencee company may be owned and controlled, directly or indirectly, by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licensee company must be Canadian. In addition, the holding company and its directors are prohibited from exercising control or influence over the programming decisions of the licensee company, unless the holding company satisfies the ownership requirements which are applicable to the licensee company.

     There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion under the Direction to determine whether a given licencee is in fact controlled by non-Canadians.

     The cellular, PCS and paging licenses held by the Corporation’s indirect subsidiary, Rogers Wireless Inc., include a condition requiring the licensed carrier company to comply with the ownership restrictions set out in the Telecommunications Act and the Radiocommunication Act. A maximum level of 20% of the issued voting shares of the licensed carrier company may be owned by persons who are not Canadians. In addition, at least 80% of the members of the board of directors of the licensed carrier company must be Canadian. Pursuant to regulations promulgated under the Telecommunications Act and the Radiocommunication Act, a parent corporation may have up to 33 1/3% of its voting shares owned by non-Canadians. Neither the licensed carrier company nor the parent holding corporation (such as the Corporation) can be otherwise controlled by non-Canadians.

     In order to ensure that the Corporation and any Canadian corporation in which the Corporation has a direct or indirect interest remains qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authority to operate a similar undertaking pursuant to the Telecommunications Legislation and to ensure that the Corporation and any Canadian corporation in which the Corporation has an interest is not in breach of the Telecommunications Legislation or any licences issued to it or to any Canadian subsidiary, associate or affiliate of it under the Telecommunications Legislation, the Articles of the Corporation impose certain restrictions on the issue and transfer of the Corporation’s shares and the exercise of voting rights attached thereto. A copy of the text of such restrictions may be obtained from the Secretary of the Corporation.

     If in the opinion of the Board of Directors circumstances arise in the future that may jeopardize the ability of the Corporation and its subsidiaries to be qualified to hold and obtain licences in Canada, the restrictions on transfer, voting and issue of shares contained in the Articles of the Corporation will be invoked.

     On November 19, 2002, the Minister of Industry announced that the Government of Canada will review the restrictions on foreign ownership applicable to the telecommunications sector. In February 2003, Rogers Wireless Inc. appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief in support of elimination of the restrictions. Rogers Cable Inc., another subsidiary of the Corporation, also made representations in favour of elimination of the foreign ownership restrictions on cable television companies, although the Government’s request for submissions was addressed primarily to telecommunications common carriers rather than cable television companies. It is not known whether the Government of Canada will decide to amend the Telecommunications Legislation to relax or eliminate the restrictions on either wireless carriers (such as Rogers Wireless Inc.) or cable television companies (such as Rogers Cable Inc.) that distribute broadcasting services and provide internet and other telecommunications services to the public.

PARTICULARS OF MATTERS TO BE ACTED UPON

ELECTION OF DIRECTORS

     The Board of Directors of the Corporation presently consists of 17 directors, all of whom are deemed to retire at the Meeting but all of whom are eligible for re-election. The Board has determined that the number of directors to be elected at the Meeting is 17. The persons named in the enclosed form of proxy intend to vote for the election of the 17 nominees whose names are set forth below.

     Each director elected will hold office until his or her successor is duly elected at the next annual general meeting of the shareholders of the Corporation unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Each nominee has consented in writing to act as a director of the Corporation. The following table and the notes thereto state the names of all the persons proposed to be nominated for election as directors, other positions and offices with the Corporation or any of its significant affiliates now held by them, their principal occupations or employments, their periods of service as directors of the Corporation, the number of Class A Shares and Class B Non-Voting Shares of the Corporation and Class A Multiple Voting Shares and Class B Restricted Voting Shares of the Corporation’s subsidiary, Rogers Wireless Communications Inc. (“RWCI”)

beneficially owned or controlled by each of them as of April 1, 2003 and the approximate number of Directors’ Deferred Share Units of the Corporation credited to the account of such person as at April 1, 2003 (see description of the Directors’ Deferred Share Unit Plan under “Other Information — Compensation of Directors” in this Information Circular). Also, please see Note 10. The Board of Directors has a number of committees, including an Executive Committee and an Audit Committee. The members of such committees and other committees are identified by notes following their names.

Directors'
					Class B	Class A	Class B	Deferred
		Principal		Class A	Non-Voting	Multiple	Restricted	Share Units
		Occupation and Position	Director	Shares of the	Shares of the	Voting Shares	Voting Shares	of the
	Name	with the Corporation	Since	Corporation	Corporation	of RWCI	of RWCI	Corporation

(R.D. Besse Pic)	RONALD DUNCAN BESSE (3)(6)(7)	Chairman and Chief Executive Officer, Gage Learning Corporation (formerly, Canada Publishing Corporation)	1984	7,000	3,265	Nil	Nil	7,301.07

Ronald D. Besse, 64, resides in Toronto, Ontario and has been a director of the Corporation since June, 1984. Mr. Besse is Chairman and Chief Executive Officer, Gage Learning Corporation. Mr. Besse is also a director of C.I. Fund Management Inc., Luxembourg Cambridge Holding Group and Rogers Media Inc. Mr. Besse graduated from Ryerson Polytechnical University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998. Mr. Besse is a member of the Chief Executives’ Organization; World Presidents’ Organization, and past President, Canadian Book Publishers’ Council.

(H.G. Emerson Pic)	H. GARFIELD EMERSON, Q.C (3)(4)(5)(7)(8)(9)	National Chairman, law firm of Fasken Martineau DuMoulin; Chairman of the Corporation	1989	Nil	3,265	Nil	1,000	17,246.79

H. Garfield Emerson, Q.C., 62, resides in Toronto, Ontario and has been a director of the Corporation since November, 1989 and Chairman of the Board since March, 1993. Mr. Emerson is also a director of the Canada Deposit Insurance Corporation, CAE Inc., Wittington Investments, Limited, Rogers Wireless Communications Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is also Chair of the Sunnybrook & Women’s Foundation. Mr. Emerson joined Fasken Martineau DuMoulin in August, 2001 as senior partner and National Chairman of the firm and leader of the firm’s mergers and acquisitions practice. Mr. Emerson joined the Rothschild International Investment Bank in 1990 and, from 1990 to 2001, served as President and Chief Executive Officer of NM Rothschild & Sons Canada Limited. Prior to this, Mr. Emerson served as a senior partner with Davies, Ward & Beck from 1969 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

(A. Gnat Pic)	ALBERT GNAT, Q.C., (5)(6)(7)	Senior partner in law firm of Lang Michener	1986	700	30,827	Nil	1,000	5,972.11

Albert Gnat, Q.C., 64, resides in Caledon, Ontario and has been a director of the Corporation since July, 1986. Mr. Gnat is a senior partner in the law firm of Lang Michener. Mr. Gnat is also a director of Rogers Wireless Communications Inc., Rogers Cable Inc., AXA Insurance Group of Companies, CCL Industries Inc., Enghouse Systems Limited, IKEA Limited, Leitch Technology Corporation, SCOR Canada Reinsurance Company, Slater Steel Inc. and Vitran Corporation Inc. Mr. Gnat holds an Honours B.A. (Political Science and Economics), and an LL.B., University of Toronto. He was called to the Bar of Ontario in 1967 and appointed Queen’s Counsel in 1984.

(T.I. Hull Pic)	THOMAS IAN HULL (4)(5)(7)(9)	Chairman and Chief Executive Officer, The Hull Group Inc. (insurance)	1979	254,200	9,800	Nil	1,000	6,724.07

Thomas I. Hull, 71, resides in Toronto, Ontario and has been a director of the Corporation since February, 1979. Mr. Hull is Chairman and Chief Executive Officer of The Hull Group of Companies. Mr. Hull is also a director of Rogers Wireless Communications Inc., Rogers Media Inc. and Rogers Telecommunications Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

(R.W. Korthals Pic)	ROBERT W. KORTHALS (6)(7)(8)	Company Director	1995	500	3,100	Nil	Nil	4,766.25

Robert W. Korthals, 69, resides in Toronto, Ontario and has been a director of the Corporation since February, 1995. Mr. Korthals is currently Chairman of the Ontario Teachers’ Pension Plan Board and a director of Cognos Inc., Rogers Cable Inc., Suncor Energy Inc., GerdauAmeristeel, RTO Enterprises Inc. and Jannock Properties Ltd. He is also a Commissioner, Ontario Securities Commission. Mr. Korthals joined The Toronto Dominion Bank in 1967, was appointed President in 1981, and served in that capacity until 1995. Mr. Korthals holds a B.Sc., Chemical Engineering, University of Toronto, and an M.B.A., Harvard Business School.

(P.B. Lind Pic)	PHILIP BRIDGMAN LIND	Vice-Chairman of the Corporation	1979	190,260	6,402	Nil	Nil	Nil

Philip B. Lind, 59, resides in Toronto, Ontario and has been a director of the Corporation since February, 1979. Mr. Lind is Vice-Chairman of the Corporation. Mr. Lind joined the company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Canadian General Tower Limited, Council for Business and the Arts, Rogers Media Inc. and Brascan Corporation. Mr. Lind is a former Chairman of the Canadian Cable Television Association and has served on the Board of the National Cable Television Association in the U.S. Mr. Lind holds a B.A. (Political Science), University of British Columbia and an M.B.A (Political Science and Sociology), University of Rochester. Mr. Lind was appointed to the Order of Canada in 2002.

(A. Mikalachki Pic)	ALEXANDER MIKALACHKI (3)	Professor Emeritus, Richard Ivey School of Business, University of Western Ontario	1999	Nil	3,000	Nil	Nil	Nil

Alexander Mikalachki, 69, resides in London, Ontario and has been a director of the Corporation since June, 1999. Mr. Mikalachki is also a director of Cold Springs Farm Ltd., The Independent Order of Foresters, Pacific and Western Credit Inc., Pacific and Western e-Trust of Canada Inc. and SimEx Inc. Mr. Mikalachki served as Acting Dean, 1989-90, Associate Dean, Programs, 1981-1991 and Professor Emeritus, 2000, Richard Ivey School of Business, University of Western Ontario. Mr. Mikalachki holds a B. Comm., Sir George Williams College and an M.B.A., Ph.D., Richard Ivey School of Business, University of Western Ontario.

(D.R. Peterson Pic)	THE HONOURABLE DAVID ROBERT PETERSON, P.C., Q.C (3)	Senior partner in law firm of Cassels Brock & Blackwell	1991	Nil	1,000	Nil	2,000	4,802.02

The Hon. David R. Peterson, P.C., Q.C., 59, resides in Toronto, Ontario and has been a director of the Corporation since April, 1991. Mr. Peterson is a senior partner and Chairman of Cassels Brock & Blackwell LLP, Chairman of Cassels•Pouliot•Noriega, an international affiliation of Toronto, Montreal and Mexico City law firms and an adjunct professor at York University. Mr. Peterson was elected as a Member of the Ontario Legislature in 1975 and became the Leader of the Ontario Liberal party in 1982. He served as Premier of Ontario between 1985 and 1990. Mr. Peterson is also a director of a number of boards that includes Ivanhoe Cambridge Shopping Centres Limited, Rogers Wireless Communications Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

(E.S. Rogers Pic)	EDWARD SAMUEL ROGERS, O.C (1)(2)(4)(5)(8)(9)	President and Chief Executive Officer of the Corporation	1979	51,116,099	18,816,463	62,820,371	16,317,644	Nil

Edward S. Rogers, O.C., 69, resides in Toronto, Ontario and has been a director and President and Chief Executive Officer of the Corporation since January, 1979. Mr. Rogers is also a director and Chairman of Rogers Wireless Communications Inc., Vice-Chairman of Rogers Cable Inc., Vice-Chairman of Rogers Media Inc., and President and Chief Executive Officer of Rogers Telecommunications Limited. Mr. Rogers also serves as a director of the Toronto Dominion Bank, Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

(E. Rogers Pic)	EDWARD ROGERS (4)(8)(9)(11)	President and Co- hief Executive Officer, Rogers Cable Inc.	1997	1,000	40,000	Nil	1,000	Nil

Edward S. Rogers, 33, resides in Toronto, Ontario and has been a director of the Corporation since May, 1997. Mr. Rogers is President and Co-Chief Executive Officer, Rogers Cable Inc. Mr. Rogers also serves as a director of Rogers Wireless Communications Inc., Rogers Media Inc. and Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., 1996-1998, Vice-President and General Manager, GTA, Rogers Cable Inc., 1998-2000, and Senior Vice-President, Planning and Strategy, of the Corporation, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.

(L.A. Rogers Pic)	LORETTA ANNE ROGERS (2)	Company Director	1979	1,000	4,265	Nil	1,000	4,554.47

Loretta A. Rogers, 64, resides in Toronto, Ontario and has been a director of the Corporation since December, 1979. Mrs. Rogers also serves as a director of Rogers Media Inc., Rogers Telecommunications Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

(M.M. Rogers Pic)	MELINDA M. ROGERS (11)	Vice-President, Strategic Planning and Venture Investments of the Corporation	2002	100	100	Nil	1,000	Nil

Melinda M. Rogers, 32, resides in Toronto and has been a director of the Corporation since May, 2002. Ms. Rogers also serves as a director of Rogers Cable Inc. and The Ontario Media Development Corporation. Ms. Rogers was appointed Vice-President, Venture Investments, of the Corporation in September, 2000. Prior to joining the Corporation, Ms. Rogers was a Product Manager for Excite@Home, Redwood, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

(W.T. Schleyer Pic)	WILLIAM TATE SCHLEYER (7)(8)	President and Chief Executive Officer, Adelphia Communications Corp. (cable communications)	1998	Nil	30,000	Nil	Nil	5,389.72

William T. Schleyer, 51, resides in Rye Beach, New Hampshire and has been a director of the Corporation since August, 1998. Mr. Schleyer is President and Chief Executive Officer of Adelphia Communications Corp. He previously served as President and Chief Executive Officer, AT&T Broadband, as a principal in Pilot House Ventures, where he served as a liaison between investors and entrepreneurs, as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard.

(I.H. Stewart Pic)	IAN HUGH STEWART, Q.C (3)	President, Appin Investments Limited (holding company)	1990	1,000	4,215	Nil	Nil	6,033.03

Ian H. Stewart, Q.C., 70, resides in Victoria, British Columbia and has been a director of the Corporation since July, 1990. Mr. Stewart is a member of the Law Society of British Columbia and President of Appin Investments Limited. Mr. Stewart is a former alderman of the City of Victoria, a former member and long-time Chair of the Board of Governors of the University of Victoria, and a past President of the B.C. Automobile Dealers Association. Mr. Stewart holds a B.A, and an LL.B., University of British Columbia.

(J.A. Tory Pic)	JOHN ARNOLD TORY, Q.C (4)(5)(7)(9)	President, Thomson Investments Limited (holding company)	1979	37,800	56,065	Nil	Nil	5,290.67

John A. Tory, Q.C., 73, resides in Toronto, Ontario and has been a director of the Corporation since December, 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

(J.C.C. Wansbrough Pic)	JOHN CHRISTOPHER COUNSEL WANSBROUGH (3)(4)(6)(9)	Chairman, Rogers Telecommunications Limited (holding company)	1982	Nil	2,665	Nil	Nil	5,259.17

J. Christopher C. Wansbrough, 71, resides in Toronto, Ontario and has been a director of the Corporation since December, 1982. Mr. Wansbrough is Chairman, Rogers Telecommunications Limited. Mr. Wansbrough also served as President of National Trust Company and Chairman of the Board of Omers Realty Corporation. Mr. Wansbrough serves as a director of The Independent Order of Foresters, United Corporations Ltd., Rogers Cable Inc. and Rogers Media Inc. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

(W.D. Wilson Pic)	WILLIAM DAVID WILSON (3)	Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. (corporate and investment banking)	1979	Nil	6,028	Nil	Nil	4,627.36

W. David Wilson, 58, resides in Toronto, Ontario and has been a director of the Corporation since February, 1979. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod, in 1993, Chairman and Chief Executive Officer of Scotia Capital Markets in 1998 and Vice-Chairman, Bank of Nova Scotia in 2002. Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.

NOTES:

(1)	Details of these and other holdings are described above under the heading “Shares and Principal Holders Thereof”.

(2)	Loretta Anne Rogers is married to Edward Samuel Rogers.

(3)	Denotes member of the Audit Committee of the Corporation.

(4)	Denotes member of Executive Committee of the Corporation.

(5)	Denotes member of Nominating and Corporate Governance Committee of the Corporation.

(6)	Denotes member of Pension Committee of the Corporation.

(7)	Denotes member of Compensation Committee of the Corporation.

(8)	Denotes member of Technology Committee of the Corporation.

(9)	Denotes member of Finance Committee of the Corporation.

(10)	All directors are the holders of options to acquire Class B Non-Voting Shares.

(11)	Edward Rogers is the son and Melinda Rogers is the daughter of Edward Samuel Rogers and Loretta Anne Rogers.

     Each of the persons proposed to be nominated as a director of the Corporation is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each nominee or over which each nominee exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

APPOINTMENT OF AUDITORS

     The persons named in the enclosed form of proxy intend to vote for the re-appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual general meeting of shareholders and to vote to authorize the directors to fix their remuneration.

     The aggregate fees for professional services rendered by KPMG LLP to the Corporation and its subsidiaries during the year ended December 31, 2002 were $4,141,094. These fees were comprised of: (i) audit fees of $1,738,800 for the annual audit of the financial statements of the Corporation and its subsidiaries; (ii) audit related services fees of $1,206,412; (iii) taxation services fees of approximately $1,126,212; and (iv) other professional services fees of $69,670. Audit related services include services related to public financings and other securities filings, including services related to reviews of interim financial statements when such financial statements are included in a prospectus or other regulatory filing. Taxation services include advice with respect to taxation matters and services related to income tax filings.

SPECIAL RESOLUTION

TO ALTER THE MEMORANDUM OF THE CORPORATION
BY CANCELLING ALL AUTHORIZED BUT UNISSUED CLASS A SHARES
AND TO AMEND THE PROVISIONS RELATING TO
THE PREFERRED SHARES TO PROVIDE, AMONG OTHER THINGS,
THAT THE DIRECTORS MAY NOT ATTACH VOTING RIGHTS
TO FUTURE SERIES OF PREFERRED SHARES

     The Corporation has received a request from its controlling shareholder, Rogers, to place before the shareholders for their consideration at the Meeting resolutions to: (i) alter the Memorandum of the Corporation by cancelling all authorized but unissued Class A Shares; and (ii) amend the Articles of the Corporation to provide that the directors may not attach any right to any series of Preferred Shares of the Corporation created after the date of the Meeting that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Corporation, and that the Preferred Shares of any such series shall have no right to vote at any such general meeting. The Corporation has combined these resolutions into one special resolution, the text of which is attached as Exhibit A.

     Rogers has advised the Corporation that the reason that Rogers has requested these resolutions be presented to the shareholders is so that the holders of Class A Shares will in future have the right to vote on the issue by the Corporation of any additional voting shares, be they Class A Shares or Preferred Shares.

     The Board of Directors of the Corporation has considered Rogers’ request. In view of the fact that Rogers has the right to requisition a meeting of shareholders (to be called and held at the expense of the Corporation) for the purpose of considering the approval of both of the resolutions that were combined in the special resolution, the Board has accepted Rogers’ request and thus has placed this special resolution before the shareholders. The Board takes no position on the merits of the special resolution.

     The Board itself has authority to pass a resolution authorizing an alteration to the Memorandum of the Corporation to cancel authorized but unissued Class A Shares, but has determined that since both the cancellation of all authorized but unissued Class A Shares and the amendment to the Corporation’s Articles relating to the Preferred Shares deal with related subject matter, namely ensuring that voting shares of the Corporation are not issued in the future without the prior approval of the holders of the then outstanding Class A Shares, both such matters should be left to the determination of the Class A Shareholders.

     Accordingly, the Meeting has been called, in part, to consider, and if thought advisable, to pass the special resolution.

     The effect of the special resolution is firstly to authorize the alteration of the Memorandum of the Corporation to cancel all authorized, but unissued, Class A Shares, so that thereafter the authorized number of Class A Shares will equal the number of currently issued Class A Shares and no additional Class A Shares may thereafter be issued without a further amendment to the Memorandum to of the Corporation. Such an amendment would require authorization by the holders of the then outstanding Class A Shares. There are currently 200,000,000 authorized Class A Shares, of which 56,240,494 Class A Shares are currently issued and therefore, 143,759,506 Class A Shares are authorized, but unissued, and will be cancelled when the special resolution becomes effective.

     Secondly, the special resolution, when it has been made effective, amends the Articles of the Corporation to eliminate the authority of the directors to attach voting rights to the shares of any series of Preferred Shares created after the date of the Meeting and to provide that no shares of any such series of Preferred Shares so created after the date of the Meeting shall have voting rights attached thereto exercisable at general meetings of shareholders of the Corporation. General meetings include annual general meetings. The Preferred Shares of the Corporation are issuable in series and the provisions of each such series are to be determined by the directors at the time of its creation. Currently the directors of the Corporation have authority under the Articles of the Corporation to create series of Preferred Shares of the Corporation with, among other things, voting rights attached thereto exercisable at general meetings of the shareholders.

     To be effective, the special resolution must be passed by a majority of not less than 3/4 of the votes cast at the Meeting by the holders of the Class A Shares. To give effect to the special resolution and the amendment to the Memorandum and Articles proposed thereby, a certified copy of the special resolution must be accepted for filing by the Registrar under the Company Act (British Columbia).

Interest of Certain Persons in Matters to be Voted Upon

     As disclosed above under the heading “Shares and Principal Holders Thereof”, 51,116,099 Class A Shares, representing approximately 90.9% of the issued and outstanding Class A Shares, are beneficially owned or controlled by Rogers. Edward S. Rogers, Loretta Anne Rogers, Edward Rogers and Melinda Rogers, each of whom is proposed to be elected as a director at the Meeting, have an interest in the trusts included in Rogers and Rogers has an interest, as described above, in the special resolution to alter the Memorandum of the Corporation by cancelling all authorized but unissued Class A Shares and to amend the provisions relating to the Preferred Shares.

OTHER INFORMATION

Directors’ and Officers’ Remuneration

     The aggregate remuneration paid or payable by the Corporation and its subsidiaries (all of whose accounts are consolidated with those of the Corporation) to Executive Officers (including the five most highly compensated employees of the Corporation) and directors of the Corporation in respect of the Corporation’s last completed financial year which ended December 31, 2002 was $15,515,913. Certain directors elected to receive directors’ fees in the form of units pursuant to the Directors’ Deferred Share Unit Plan.

     During 2002, the Corporation had 24 Executive Officers. For purposes hereof “Executive Officers” means the Vice Chairman, the President, any Vice President in charge of a principal business unit such as sales, finance or production and any officer performing a policy-making function. Included within the definition of “Executive Officers” are “senior officers” as defined in the Company Act (British Columbia).

Options

     There were no stock options granted to Executive Officers in 2002.

     During 2002, an aggregate of 449,045 options to acquire Class B Non-Voting Shares were exercised by Executive Officers and employees of the Corporation and its affiliates at exercise prices ranging from $6.29 to $23.77. During 2002, the market price of the Class B Non-Voting Shares ranged from $12.31 to $27.90.

Compensation of Directors

     In 2002 directors were compensated for their services with a retainer of $20,000 per annum and meeting fees of $1,000 per meeting attended, $1,250 per meeting attended for directors travelling more than 100 km but less than 1,000 km to the meeting and $2,000 for directors travelling more than 1,000 km to the meeting. Directors fees are not paid to directors who are also Executive Officers of the Corporation. A director who acts as Chairman of a committee of the Board is paid an additional $5,000 per annum and receives $1,500 per meeting of such committee attended.

     To encourage the directors to align their interests with shareholders, the Corporation implemented a Directors’ Deferred Share Unit Plan (the “DDSU Plan”) in December, 1999 applicable to the fiscal year commencing January 1, 2000 and subsequent fiscal years. Under the DDSU Plan, non-employee directors may receive all or a percentage of their total directors’ fees in the form of Directors’ Deferred Share Units (“DDSUs”), each of which has a value equal to the market value of a Class B Non-Voting Share at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the board of directors of the Corporation and its subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class B Non-Voting Share at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class B Non-Voting Shares.

     In October, 2002, the Board of Directors passed a resolution requiring each non-employee director to acquire direct or indirect beneficial ownership of 4,000 of any combination of Class A Shares, Class B Non-Voting Shares and DDSUs during his or her term of service as a director of the Corporation, Rogers Wireless Communications Inc., Rogers Media Inc. or Rogers Cable Inc., as the case may be.

     From time to time, the directors are granted options to participate in the stock option plans of the Corporation. Non-employee directors may receive all or a percentage of such stock options in the form of DDSUs.

     All directors are entitled, after ten years of service, to a retiring allowance on retirement from the Board in an amount equal to $20,000 plus $2,000 per year of service as a director.

     Mr. Emerson served as a director and the non-executive Chairman of the Board of the Corporation in 2002. Mr. Emerson also served as a director and the non-executive Chairman, Vice-Chairman or Deputy Chairman of each of the Corporation’s three principal subsidiaries, Rogers Wireless Communications Inc., Rogers Cable Inc. and Rogers Media Inc., including as Deputy Chairman of Rogers Wireless Communications Inc., a public corporation. Mr. Emerson also served on the Executive, Audit, Finance, Nominating and Corporate Governance, Compensation and Technology Committees of the Boards of the Corporation and its subsidiaries, including as Chairman of the Executive and Nominating and Corporate Governance Committees. For such services as director of the Corporation and its subsidiaries, including as non-executive Chairman, Vice-Chairman or Deputy Chairman of the Boards and as a member and Chairman of such committees of the Boards of such corporations, Mr. Emerson received an all-inclusive annual retainer of $300,000 from the Corporation in 2002.

Directors’ and Officers’ Liability Insurance

     The Corporation has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Corporation. The approximate amount of the premiums charged in respect of these policies on account of directors’ and officers’ liability for the Corporation and its affiliates was $798,763 for the 12 month period ended December 31, 2002. The aggregate amount of coverage under the policies for 2002 is the sum of US$50,000,000 in respect of any one policy period. By the current terms of the policy, in circumstances where a director or officer has a claim against the Corporation in respect of a loss covered by the policies, arising out of a suit(s) brought in Canada, the Corporation may claim for 100% of the loss over and above US$500,000 and in circumstances where a director or officer has a claim against the Corporation in respect of a loss covered by the policy arising out of a suit(s) brought in the United States of America, the Corporation may claim for 100% of the loss over and above US$1,000,000. In addition, where a director or officer has a claim against the insurers in respect of a loss covered by the policies, the director or officer may claim on the policy for 100% of the loss with no deductible applicable under the policies.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation earned during the last three financial years by the Chief Executive Officer and the Corporation’s four most highly compensated Executive Officers (“Named Executive Officers”) other than the Chief Executive Officer, who served as Executive Officers at the end of 2002.

Summary Compensation Table

					Long-Term
					Compensation
					Awards
		Annual Compensation			Securities
				Other	Under
				Annual	Options/SARs	All Other
		Salary	Bonus	Compensation	Granted	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	(#)	($)(2)

E.S. ROGERS	2002	950,000	1,046,900	4,805	—	1,134
President and	2001	950,000	475,000	17,787	76,000	1,134
Chief Executive Officer	2000	900,000	1,950,000	23,067	400,000	1,260

RONAN D. MCGRATH(3)	2002	350,000	750,518	—	—	1,191
President, Rogers Shared	2001	350,000	118,125	13,740	—	1,191
Services and Chief	2000	300,000	275,000	14,378	—	1,134
Information Officer

NADIR H. MOHAMED(4)	2002	600,000	683,200	11,175	—	2,041
Senior Vice President,	2001	522,000	328,100	27,479	500,000	1,531
Wireless Telecommunications	2000	165,000	76,500	11,475	350,000	638

JOHN H. TORY(5)	2002	550,000	566,843	16,847	—	1,871
Senior Vice President, Cable	2001	550,000	454,250	14,825	250,000	1,871
Communications	2000	525,000	501,425	—	—	1,985

ANTHONY P VINER(3)(6)	2002	475,000	1,596,346	1,907	—	1,616
Senior Vice President, Media	2001	475,000	650,406	32,021	5,000	1,616
	2000	425,000	666,970	34,135	5,000	1,607

NOTES:

(1)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein. The amounts quoted in this column represent the taxable benefits on interest free loans.

(2)	The amounts quoted in this column represent premiums paid by the Corporation for group term life insurance for each officer.

(3)	The bonuses paid to Messrs. McGrath and Viner include a special bonus in furtherance of the Corporation’s retention arrangements.

(4)	Mr. Mohamed is the President and Chief Executive Officer of Rogers Wireless Communications Inc.

(5)	Mr. Tory is Chairman and Co-Chief Executive Officer of Rogers Cable Inc. Mr. Tory has resigned from the Corporation effective May, 2003.

(6)	Mr. Viner is President and Chief Executive Officer of Rogers Media Inc. Mr. Viner participates in a long term incentive plan, described in this Information Circular under “Employment Contracts”.

Option/SAR Grants during the Year Ended December 31, 2002

     There were no stock options granted by the Corporation during the last financial year to the Named Executive Officers. The Corporation has not granted any Stock Appreciation Rights (SARs).

Aggregated Option/SAR Exercises during the Year Ended December 31, 2002 and Financial Year-End Option/SAR Values

     The following table sets forth each exercise of options during the last fiscal year by the Named Executive Officers:

					Value of Unexercised
			Unexercised		in-the-Money
	Securities		Options/SARs at		Options/SARs at
	Acquired	Aggregate	December 31, 2002		December 31, 2002(4)
	On	Value	(#)		($)
	Exercise	Realized	Exercisable/		Exercisable/
Name	(#)	($)	Unexercisable		Unexercisable

E.S. ROGERS	NIL	NIL	1,206,500/307,000	(1)	3,598,550/NIL
	23,442	272,034	7,689/3,846	(2)	NIL/NIL

R.D. MCGRATH	50,000	1,050,395	160,000/40,000	(1)	837,000/NIL

N.H. MOHAMED	NIL	NIL	100,000/400,000	(1)	NIL/NIL
	NIL	NIL	262,500/87,500	(3)	NIL/NIL

J.H. TORY	12,750	209,109	1,050,000/200,000	(1)	5,022,000/NIL

A.P. VINER	NIL	NIL	154,400/7,500	(1)	917,325/NIL
	2,292	12,629	2,677/1,529	(2)	NIL/NIL

NOTES:

(1)	These amounts represent options granted between 1994 and 2002 for Class B Non-Voting Shares at exercise prices ranging from $6.29 to $34.14 per share.

(2)	These amounts represent convertible preferred shares of the Corporation issued in 1994 pursuant to the 1991 Management Convertible Preferred Share Plan in the case of Messrs. Rogers and Viner, with a conversion price of $17.10 per Class B Non-Voting Share of the Corporation. An amount equal to the purchase price for shares acquired under the 1991 Plan is provided by the Corporation (or an affiliate) to the designated employee by an interest-free loan, repayable in installments over a ten-year period. The shares purchased by the employee are pledged as security for the loan.

(3)	These amounts represent options granted in 2000 for Class B Restricted Voting Shares of Rogers Wireless Communications Inc. at an exercise price of $43.82 per share.

(4)	The closing price of Class B Non-Voting Shares of the Corporation on the Toronto Stock Exchange on December 31, 2002 was $14.66. The closing price of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. on the Toronto Stock Exchange on December 31, 2002 was $14.14.

Pension Benefits

     The Named Executive Officers are members of a defined benefit plan which credits annual pension, payable at retirement, equal to 2% of career average earnings for each year of credited service, except that earnings for years before 1997 are replaced by 1997 earnings. The pension benefits under the Rogers Pension Plan are limited to a maximum of $1,722.22 per annum multiplied by years of credited service. The expected years of service at normal retirement date and the estimated annual pensions (based on current levels of remuneration), including the benefits under the supplemental retirement plans described below, are:

	Projected	Estimated
Named Executive Officer	Service	Benefit

E.S. Rogers	N/A	N/A	(1)
R.D. McGrath	17years	$108,900	(2)
N.H. Mohamed	21years	$372,600	(3)
J.H. Tory	N/A	N/A
A.P. Viner	20years	$171,300	(2)

NOTES:

(1)	Mr. Rogers commenced receipt of his pension from the registered pension plan effective December 1, 2002. Mr. Rogers has a supplemental pension plan which entitles him to an annual benefit of $296,082

(2)	Messrs. McGrath and Viner each have a supplemental retirement plan which provides for a pension based on 2% of their average salary.

(3)	Mr. Mohamed has a supplemental retirement plan which provides for a pension based on 2% of his average salary and bonus during the 36 consecutive months in which his earnings are highest. Mr. Mohamed’s plan provides that the Rogers Pension Plan will be supplemented to match the terms and conditions of his previous employer’s pension plans.

     The estimated aggregate cost to the Corporation for the year ended December 31, 2002 of pension benefits to directors and senior officers under the Corporation’s registered defined benefit pension plan was nil.

EMPLOYMENT CONTRACTS

     Each of the Named Executive Officers has an employment contract with the Corporation. These contracts encompass the compensation and pension arrangements noted above.

     The contract with E.S. Rogers provides for his employment by the Corporation as its Chief Executive Officer to December 31, 2006. The contract sets out the procedures for the determination of his annual remuneration and his employment benefits, details concerning which, for the last completed fiscal year of the Corporation, are given elsewhere in this Information Circular. In the event of Mr. Rogers’ death the Corporation will pay to his spouse during her lifetime a death benefit in equal monthly installments in the annual amount equal to one-half of the average annual amount of salary payable to Mr. Rogers in respect of the three year period ending on the earlier of December 31, 2006 and the date on which Mr. Rogers ceases to be employed by the Corporation. If the Corporation terminates the employment of Mr. Rogers without cause it must provide him with notice equal to the lesser of six months and the number of months by which the date of termination precedes December 31, 2006.

     The contracts of Messrs. McGrath, Mohamed, Tory and Viner extend to the date of their respective 65th birthdays. In the event of death prior to retirement of a Named Executive Officer, other than Mr. Rogers, the Corporation will pay a death benefit of $100,000 per annum, for ten years, to the spouse of the executive or to a designated beneficiary. If the Corporation terminates the employment of Mr. Viner other than for cause, it must provide notice (or payment in lieu thereof), in an amount equal to the greater of one month for every year of employment and two years, but in no event to exceed the number of months by which the date of termination precedes his 65th birthday. Mr. Mohamed’s contract provides that if his employment is terminated by the Corporation, other than for cause, he will be entitled to a lump sum equal to 24 months base salary and bonus and continued participation in the Corporation’s pension and benefits programs (except short term and long term disability coverage). Stock options of the Corporation and of Rogers Wireless Communications Inc. which, in accordance with their terms, would have become exercisable by Mr. Mohamed during the 24 months following termination of employment shall immediately become exercisable and, together with those stock options which have already become exercisable in accordance with their terms, shall remain exercisable for a period of 10 years from the date of grant. If there is a change of control of the Corporation or of Rogers Wireless Communications Inc., Mr. Mohamed may elect to resign and would be entitled to the same compensation, pension and benefits as if his employment had been terminated by the Corporation. Mr. Tory’s contract provides that his salary would continue for a period of 24 months.

     Pursuant to Mr. Viner’s employment contract, Rogers Broadcasting Limited (“RBL”), a subsidiary of the Corporation, awarded Mr. Viner twenty (20) participating units (“Units”) in a phantom option plan. Each Unit entitles Mr. Viner to a cash payment equal to a specified percentage of the increase in the capitalized value of RBL and its subsidiaries as at the last fiscal year of RBL ending prior to the date that Mr. Viner elects to settle such Unit over the capitalized value of RBL and its subsidiaries determined as at December 31, 1996. Capitalized values are calculated in accordance with a formula set out in the phantom option plan. Mr. Viner may not elect to settle any Units that have not yet vested, nor may he elect to settle any Units after August 31, 2007.

COMPOSITION OF THE COMPENSATION COMMITTEE

     During the year ended December 31, 2002, the Compensation Committee of the Corporation consisted of Thomas I. Hull (Chairman), Ronald D. Besse, H. Garfield Emerson, Q.C., Albert Gnat, Q.C., Robert W. Korthals, William T. Schleyer and John A. Tory, Q.C. Mr. Emerson is Chairman of the Corporation and Deputy Chairman of Rogers Wireless Communications Inc.

REPORT ON EXECUTIVE COMPENSATION

     The Corporation’s executive compensation programme is administered by the Compensation Committee, comprised of seven members of the Board, none of whom are members of the Corporation’s management. The Compensation Committee reviews and recommends to the Board for approval the Corporation’s executive compensation policies and the compensation paid to the Chief Executive Officer and other officers of the Corporation and its subsidiaries. The Compensation Committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programmes generally. The Compensation Committee met five times in 2002.

Compensation Philosophy

     The Corporation’s executive compensation programme is designed to provide incentives for the enhancement of shareholder value, the successful implementation of the Corporation’s business plans and improvement in corporate and personal performance and the retention of key employees. The programme is based on a pay-for-performance philosophy and consists of several components: base salary, annual incentive (bonus) paid in cash, long-term equity based incentive and other employee benefits including, in the past, the provision of loans to employees.

     Its overall objectives are:

     (1)  to attract and retain qualified executives critical to the success of the Corporation,

     (2)  to provide fair and competitive compensation,

     (3)  to integrate compensation with the Corporation’s business plans,

     (4)  to align the interests of management with those of shareholders, and

     (5)  to reward both business and individual performance.

     The Compensation Committee annually reviews with the Chief Executive Officer the compensation packages and the performances of all senior executives of the Corporation and its principal business units. The Compensation Committee recommends to the Board for approval, the salary levels, bonus potential and entitlement and participation in equity based long-term incentives of all senior executives.

Base Salary

     An executive’s base salary is determined by an assessment of his/her sustained performance and consideration of competitive compensation levels for the markets in which the Corporation operates.

Annual Incentives

     The Corporation’s executive officers are eligible for annual cash bonuses. Annual bonus awards are based on attainment of specified performance levels, principally related to the Corporation’s achievement of targeted operating income levels. This establishes a direct link between executive compensation and the Corporation’s operating performance. Specific additional bonus opportunities for exceptional individual or business unit success are also provided and are set by the Compensation Committee at the beginning of the fiscal year. Targeted operating income levels for the overall Corporation and each operating division for each fiscal year are based on the budgeted operating income, approved by the Board at the beginning of that financial year.

     An individual executive’s annual incentive opportunity is established at the beginning of a financial year. Actual bonuses are determined principally by applying a formula based on Corporation or division performance to each individual’s bonus opportunity.

     Applying this formula results in payments at the targeted opportunity level when budgeted operating income is achieved, payments below the targeted level when operating income is below budget and payments above the targeted level when operating income is over budget.

Long-Term Incentives

     The Corporation provides a stock option plan to key employees and officers (see “Options”, above). In prior years, the Corporation has provided a management share purchase plan to permit senior executives to acquire preferred shares convertible into Class B Non-Voting Shares of the Corporation. In addition, the Corporation has in the past provided loans to key employees and officers as described elsewhere in this Information Circular.

     An important objective of these plans is to encourage executives to acquire a meaningful equity ownership interest in the Corporation over a period of time and, as a result, focus executives’ attention on the long-term interests of the Corporation and its shareholders.

     The share purchases under the share purchase plans are financed by the provision of non-interest bearing loans repayable by the executive in required annual installments over ten years. The shares held under the Plan are released to the executive only at such time and in such proportions as the executive repays the loan. Should the executive leave the Corporation prior to the end of the ten year period, a proportional number of the preferred shares are redeemed and cancelled.

     All stock options granted under stock option plans are awarded at exercise prices equal to the market price of the shares under option at the date the option was awarded.

Chief Executive Officer’s Compensation

     The Compensation Committee reviews the Chief Executive Officer’s performance each year. Mr. Rogers’ base salary is established in a manner consistent with that established for other senior executives.

     Mr. Rogers’ annual incentive is based on the Corporation’s attainment of budgeted operating income level and specific individual and corporate successes identified at the beginning of the fiscal year.

     Mr. Rogers participates in the stock option plans on the same basis as other senior executive officers.

Submitted on behalf of the Compensation Committee

THOMAS I. HULL, Chairman
RONALD D. BESSE
H. GARFIELD EMERSON, Q.C.
ALBERT GNAT, Q.C.
ROBERT W. KORTHALS
WILLIAM T. SCHLEYER
JOHN A. TORY, Q.C.

PERFORMANCE GRAPH

     The following graph compares the cumulative shareholder returns of the Class A Shares (“RCI.A”) and the Class B Non-Voting Shares (“RCI.B”) with the cumulative return of the S&P/TSX Composite Index for the five year period from December 31, 1997 to December 31, 2002 (assuming an initial investment of $100). The S&P/TSX Composite Total Return Index reflects the cumulative return of the S&P/TSX Composite Index, including dividend reinvestment. Values are as at December 31 of the specified year.

Comparison of 5-Year Cumulative Total Return

[Performance Graph]

	Dec. 1997	Dec. 1998	Dec. 1999	Dec. 2000	Dec. 2001	Dec. 2002

RCI.A	$100	$182	$470	$338	$357	$203

RCI.B	$100	$198	$512	$367	$393	$212

S&P/TSX Composite Total Return Index	$100	$98	$130	$139	$122	$107

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     All indebtedness described below was incurred prior to July 30, 2002, the date the United States Sarbanes-Oxley Act of 2002 came into effect. In compliance with that legislation, no new personal loans to directors or executive officers were made or arranged, and no existing personal loans were renewed or modified, after July 30, 2002.

     The following table sets forth the particulars of loans made by or outstanding to the Corporation during the year ended December 31, 2002 to present or former directors, executive officers or senior officers of the Corporation, proposed nominees for election as directors and associates of such persons in connection with the purchase of securities of the Corporation.

     As of April 1, 2003 the aggregate indebtedness to the Corporation or any subsidiary of present or former directors, officers and employees of the Corporation or any subsidiary in connection with the purchase of securities of the Corporation totaled $4,935,000.

Table of Indebtedness of Directors, Executive Officers
and Senior Officers under Securities Purchase Programs

		Largest Amount		Financially
		Outstanding		Assisted Securities
		During the	Amount	Purchases During
		Financial Year	Outstanding	the Financial
	Involvement	Ended	as at	Year Ended
	of Corporation or	December 31, 2002	April 15, 2003	December 31, 2002
Name and Principal Position	Subsidiary(1)	($)	($)	(#)	Security for Indebtedness

LORRAINE DALY	Loan from	58,640	29,480	NIL	RCI Convertible
Vice President, Treasurer	Corporation				Preferred Shares

BRUCE D. DAY	Loan from	95,429	52,292	NIL	RCI Convertible
Vice President, Corporate	Corporation				Preferred Shares
Development

KENNETH G.	Loan from	105,582	18,074	NIL	RCI Convertible
ENGELHART	Corporation				Preferred Shares
Vice President,
Regulatory

DAPHNE EVANS	Loan from	35,952	11,987	NIL	RCI Convertible
Assistant Secretary	Corporation				Preferred Shares

ALAN D. HORN	Loan from	68,434	57,029	NIL	RCI Convertible
Vice President, Finance	Corporation				Preferred Shares
and Chief Financial
Officer

ROGER D. KEAY	Loan from	64,985	28,472	NIL	RCI Convertible
Vice President,	Corporation				Preferred Shares
Technology

PHILIP B. LIND	Loan from	213,720	69,973	NIL	RCI Convertible
Vice Chairman	Corporation				Preferred Shares

GRAEME H.	Loan from	69,189	50,342	NIL	RCI Convertible
MCPHAIL	Corporation				Preferred Shares
Vice President, Associate
General Counsel

DAVID P. MILLER	Loan from	53,716	23,034	NIL	RCI Convertible
Vice President, General	Corporation				Preferred Shares
Counsel and Secretary

EDWARD S. ROGERS	Loan from	312,967	164,365	NIL	RCI Convertible
President and Chief	Corporation				Preferred Shares
Executive Officer

ANTHONY P. VINER	Loan from	78,455	65,390	NIL	RCI Convertible
Senior Vice President,	Subsidiary				Preferred Shares
Media

NOTE:

(1)	Each of the above loans is non-interest bearing. These loans are repayable over ten years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time the borrower may prepay an amount equal to 10% of the principal amount for each complete year the loan has been outstanding less any mandatory repayments.

     As of April 1, 2003 the aggregate indebtedness to the Corporation or any subsidiary of all present or former officers, directors and employees that was not entered into in connection with the purchase of securities of the Corporation was $7,383,000.

Table of Indebtedness of Directors, Executive Officers and Senior Officers
Other Than Under Securities Purchase Programs

		Largest Amount
		Outstanding During the
		Financial Year Ended	Amount Outstanding
	Involvement of	December 31, 2002	as at April 1, 2003
Name and Principal Position	Corporation or Subsidiary	($)	($)

RONALD J. MCKERLIE(1)	Loan from	240,000	200,000
Vice President, E-Business	Corporation

DAVID P. MILLER(2)	Loan from	50,000	NIL
Vice President, General Counsel	Corporation
and Secretary

JOHN H. TORY(3)	Loan from	975,000	475,000
Senior Vice President, Cable	Corporation
Communications

THOMAS A. TURNER(4)	Loan from	500,000	498,500
Vice President, Convergence	Corporation

NOTES:

(1)	The loan to Mr. McKerlie is non-interest bearing and was made to provide assistance in purchasing a residence. The loan is due March 1, 2005, with 25% of any bonus to be retained as a payment against the loan.

(2)	The loan to Mr. Miller was non-interest bearing and was made in furtherance of the Corporation’s retention arrangements for key employees. This loan was repayable in three equal installments on the anniversary of the advance of the loan in the years 2001, 2002, and 2003. Mr. Miller was entitled to a special bonus which provided him with the after-tax amount necessary to permit him to make the required payments.

(3)	The loan to Mr. Tory is non-interest bearing and was made to provide assistance in purchasing a residence. Mr. Tory’s loan is due on demand.

(4)	The loan to Mr. Turner is non-interest bearing and was made to provide assistance in relocation and purchasing a residence. The loan is due August 1, 2006 and is repayable in monthly installments of $500, commencing January, 2003.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Board of Directors of the Corporation continually evaluates and improves its corporate governance practices (“Corporate Governance Practices”) and endorses the principle that such practices are fundamental to the proper functioning of the Corporation and the enhancement of the interests of its shareholders. In 2002, as in previous years, the Corporation’s Corporate Governance Practices substantially conformed with applicable corporate governance guidelines and standards. In the past year, significant regulatory changes affecting Corporate Governance Practices of Canadian public corporations were initiated in Canada and the United States. Some of these pending changes arose from the enactment of the Sarbanes-Oxley Act of 2002 in the United States which applies to foreign private issuers, such as the Corporation. Other pending rules, guidelines and listing standards affecting the Corporation are proposed by The Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) on which the Corporation’s shares are traded. There is also legislation enacted in Ontario that empowers the Ontario Securities Commission (“OSC”) to pass rules affecting certain Corporate Governance Practices of reporting issuers. The Board closely follows these and other corporate governance developments and is committed to assessing and refining its Corporate Governance Practices in light of ongoing polices and practices. The Corporation’s Corporate Governance Practices, summarized below, reflect the corporate governance guidelines currently adopted by the TSX (“TSX Guidelines”). It may be necessary for the Board to amend the Corporate Governance Practices in the near future to comply with the anticipated changes to the rules, guidelines and listing standards pertaining to corporate governance promulgated by the TSX, OSC, NYSE and the U.S. Securities and Exchange Commission. This statement of Corporate Governance Practices was prepared by the Nominating and Corporate Governance Committee of the Board and approved by the Board.

     In this statement, the term “unrelated director” has the meaning given to it in TSX Guideline No. 2 — a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationship arising from shareholding. The term “related director” means a director who is not an unrelated director.

Mandate of the Board

     The Board has explicitly assumed responsibility for the stewardship of the Corporation, including the matters specifically referred to in the TSX Guidelines(1), and discharges its responsibilities either directly or through its committees. In addition to fulfilling its statutory requirements, the Board oversees and reviews, and, where appropriate, formally approves: (i) the strategic and operating plans and capital and operating budgets of the Corporation(2); (ii) the principal risks and the adequacy of systems and procedures to manage these risks(3); (iii) management development, succession planning and compensation and major benefit policies(4); (iv) acquisitions, strategic investments and alliances and business development initiatives; (v) the Corporation’s communications policies to shareholders and investors(5); (vi) the Corporation’s Corporate Governance Practices(6); and (vii) the integrity of the Corporation’s internal control and management information systems.(7)

     In addition to the six regularly scheduled Board meetings held during 2002, there were another two meetings of the full Board held in that calendar year. Seven regular meetings of the Board are currently scheduled for 2003. The frequency of Board meetings as well as the nature of agenda items may change depending on developments in the Corporation’s affairs.

Composition of the Board

     The Board is composed of 17 members, of whom currently 3 are members of the Corporation’s management. The Board has determined that 10 of the 17 directors are unrelated directors and the remainder are related directors. The 7 related Board members are Edward S. Rogers, Melinda M. Rogers, who is the daughter of Edward S. Rogers, and Philip B. Lind, all of whom are members of management of the Corporation, Edward Rogers, who is the son of Edward S. Rogers and a member of management of Rogers Cable Inc., a subsidiary of the Corporation, Loretta A. Rogers who is the spouse of Edward S. Rogers, Albert Gnat and Thomas I. Hull. Mr. Hull is the President and Chief Executive Officer and principal shareholder of The Hull Group that, for a number of years, has provided insurance brokerage services to the Corporation and its subsidiaries. Mr. Gnat is a senior partner of the law firm of Lang Michener, which provides legal services to the Corporation and its subsidiaries. The Board is, accordingly, constituted with a majority of individuals who are unrelated directors.(8)

     The unrelated directors of the Corporation are Messrs. Besse, Emerson, Korthals, Mikalachki, Peterson, Schleyer, Stewart, Tory, Wansbrough and Wilson.

     In deciding whether a particular director is a related director or an unrelated director, the Board examined the factual circumstances of each director’s relationship to management and the Corporation and considered them in the context of many factors. While certain of the directors of the Corporation that the Board has affirmatively determined to be “unrelated” or independent may be officers or partners in corporations or firms that provide certain commercial and investment banking, legal or other services to the Corporation, the amount or dollar value of such services has been determined by the Board not to be material and such directors are therefore unrelated.

     In considering the circumstances of the direct or indirect relationship of each director to the Corporation, the application of the definition of “unrelated director” and whether a direct or indirect relationship that a director may have with the Corporation is material, as referred to above, the Board took into account Director Material Relationship Standards (“Materiality Standards”) adopted by the Board in April 2003 to assist it in making such determinations. Any payments made in connection with direct or indirect transactions between the Corporation and a director in circumstances covered by the Materiality Standards must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

1	TSX Guideline No. 1

2	TSX Guideline No. 1(a)

3	TSX Guideline No. 1(b)

4	TSX Guideline No. 1(c) and No. 8

5	TSX Guideline No. 1(d)

6	TSX Guideline No. 5 and No. 10

7	TSX Guideline No. 1(e)

8	TSX Guideline No. 2

Under the Materiality Standards, the following relationships will not be considered to be material in respect of any director:

(a)	The director has, within the preceding 5 fiscal years of the Corporation, been a provider of consulting, professional, advisory or other services to the Corporation or its subsidiaries and the total billings of the director in respect of those services in each of such years amounted to less than 2 percent of the total billings of the director to all clients in such fiscal year or $50,000 (excluding remuneration for services as a director), whichever is greater.

(b)	The director is a director, executive officer or partner of, or a direct or indirect owner of more than a 10 percent equity interest in, an entity that has a business, commercial, consulting, professional or service relationship with the Corporation or its subsidiaries and, pursuant to that relationship, the aggregate annual sales or billings from that entity to the Corporation and its subsidiaries, or from the Corporation and its subsidiaries to that entity, amounted to less than 2 percent of the recipient’s (i.e. the Corporation’s or the entity’s) consolidated gross revenues in its most recently completed fiscal year.

(c)	The director is a director, officer or trustee of a charitable or non-profit entity to which the Corporation and its subsidiaries made payments in the entity’s most recently completed fiscal year that aggregated less than 2 percent of that entity’s total annual receipts in that year.

     If a director has any other relationship with the Corporation or its subsidiaries and affiliates other than those set forth above, or has a relationship that exceeds the Materiality Standards set forth above, the Board will make a determination whether that director is unrelated based on a consideration of all relevant facts and circumstances.

Controlling Shareholder and Representation of Interests of Shareholders in Board Composition

     The Corporation is controlled by Edward S. Rogers, the President and Chief Executive Officer and a director of the Corporation. Mr. Rogers beneficially owns and exercises control and direction over, directly or indirectly, an aggregate of approximately 90.9% percent of the issued Class A Shares of the Corporation, being the only class of voting shares of the Corporation, and approximately 31.9% of the total issued Class A Shares and Class B Non-Voting Shares of the Corporation. As the controlling or “significant shareholder” of the Corporation, Mr. Rogers has the voting power to elect all the members of the Board. Loretta A. Rogers, a related director of the Corporation, is the wife of Mr. Rogers. Edward Rogers, a related director who is a member of management of a subsidiary of the Corporation, is the son of Mr. and Mrs. Rogers. Melinda M. Rogers, a related director who is a member of management of the Corporation, is the daughter of Mr. and Mrs. Rogers.

     The Board believes that 7 of the 10 unrelated directors do not have any interests in or relationships with either the Corporation or the significant shareholder or any corporations directly or indirectly controlled by him.(9) There are 3 unrelated directors who have relationships with the significant shareholder or his affiliates by virtue of being directors or trustees of private companies or trusts for the benefit of the immediate family of Edward S. Rogers, which own shares of the Corporation over which Edward S. Rogers exercises control or direction. These directors are H. Garfield Emerson and John A. Tory, who are outside directors and trustees of such private companies and trusts, and J. Christopher C. Wansbrough, who is Chairman of Rogers Telecommunications Limited, one of such private companies.

     The Board considers that the current nature of the composition of the Board is appropriate in light of the structure and ownership of the Corporation’s share capital. The 7 directors who are not related to the Corporation or who do not have a relationship with the significant shareholder ensure that the views of shareholders other than the significant shareholder are brought to and considered by the Board. The Board also believes that the composition of the full Board, which includes a majority of outside and unrelated directors who are not part of the management of the Corporation and the other Corporate Governance Practices that the Board has adopted, also serve this purpose. Such practices include the mandate, function and responsibilities of the Audit Committee, the Nominating and Corporate Governance Committee and the other committees of the Board and their respective mandates.(10)

9	TSX Guideline No. 2 and No. 3

10	TSX Guideline No. 3

     The Board does not consider it appropriate to change the size of the Board at this time.(11) The Board believes that all the directors on the Board carry out their duties objectively, in good faith and with a view to the best interests of the Corporation and make a valuable contribution to the Board and the Corporation for the benefit of all shareholders, including shareholders other than the significant shareholder.

Controlling Shareholder and Management

     Edward S. Rogers, the significant shareholder, is the President and Chief Executive Officer of the Corporation and serves as a director. Mr. Rogers is also Chairman of the Finance Committee and a member of the Executive and Nominating and Corporate Governance Committees of the Board.

     H. Garfield Emerson is the Chairman of the Board. The Chairman is an unrelated director and is not a member of the Corporation’s management. The Chairman, among other things, oversees the stewardship by the Board of its responsibilities, including the preparation of the agenda for each Board meeting and an extensive information package that is sent to each director in advance of the meeting.(12)

Board Committees

     The Board has seven committees: the Audit Committee, the Compensation Committee, the Pension Committee, the Executive Committee, the Finance Committee, the Nominating and Corporate Governance Committee and the Technology Committee. In addition to these committees, from time to time special purpose committees of the Board may be appointed to deal with specific matters. In the past, special committees of the Board composed entirely of independent directors who are unrelated to the Corporation and to the significant shareholder have been appointed to consider and, if thought fit, approve, or recommend to the Board for approval, material transactions, and transactions out of the ordinary course of business, between the Corporation and the significant shareholder or any corporation directly or indirectly controlled by him or between the Corporation and affiliates of the Corporation.(13)

Audit Committee

     The Audit Committee is composed only of outside and unrelated directors.(14) The Committee’s responsibilities include:

•	reviewing the Corporation’s financial reporting processes and procedures, both internal and external;

•	reviewing critical accounting policies and practices;

•	reviewing the impact of recent accounting pronouncements;

•	reviewing any change in the Corporation’s selection or application of accounting principles;

•	reviewing the role of the internal auditor, the internal audit plan and reports of the internal auditor;

•	ensuring that the internal auditor has direct access to the Audit Committee;

•	reviewing the adequacy of the Corporation’s internal controls and information systems;

•	reviewing the external audit plan and the scope of review of audit services;

•	reviewing the independence and the terms of engagement and fees of the external auditors;

•	reviewing the performance of the Corporation’s external auditors and reports of the external auditors;

•	pre-approving all audit and non-audit services to be provided by the external auditors;

•	reviewing and approving the Corporation’s interim unaudited consolidated financial statements and interim Management’s Discussion and Analysis of financial condition and results of operations (“MD&A”) prior to their release and filing;

•	reviewing the annual audited consolidated financial statements and annual MD&A prior to their submission for approval to the Board;

11	TSX Guideline No. 7

12	TSX Guideline No. 12

13	TSX Guideline No. 9 and No. 13

14	TSX Guideline No. 13

•	discussing earnings press releases and financial information and any earnings guidance provided to the investment community prior to public disclosure;

•	reviewing any material contingent liabilities, litigation, off-balance sheet transactions and potential tax issues;

•	reviewing any material transactions with related parties; and

•	discussing guidelines and procedures to govern the process by which risk assessment and risk management are handled by the Corporation.

     The Audit Committee meets periodically with the Chief Financial Officer, the internal auditor, the external auditors and the General Counsel of the Corporation in private sessions. The external auditors report directly to the Audit Committee. The Audit Committee has the authority to engage and establish, at the expense of the Corporation, outside advisors including experts in particular areas of accounting, legal counsel and other experts of consultants as it determines necessary to carry out its duties. The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and has direct access to the external auditors as well as anyone in the Corporation. The Audit Committee has in preparation a revised charter for presentation to the Board to ensure its mandate, role, responsibilities and procedures reflect and are current with changing Corporate Governance Practices and requirements as they are finalized.

     The Audit Committee met six times in 2002. Its members in 2002 were Messrs. Besse, Emerson, Mikalachki, Peterson, Stewart, Wansbrough and Wilson. Mr. Besse is the Chairman of the Audit Committee.

Compensation Committee

     The Compensation Committee is composed only of outside directors, all of whom but two are unrelated directors.(15) The Compensation Committee approves, amongst other matters, the compensation of senior executives and other employees above specified remuneration levels and reviews and recommends to the Board for approval the Corporation’s executive compensation policies. The Compensation Committee also reviews the design and competitiveness of the Corporation’s compensation and benefit programmes generally and the Corporation’s management development and succession planning for its senior executives. The Compensation Committee met five times in 2002. Its members in 2002 were Messrs. Besse, Emerson, Gnat, Hull, Korthals, Schleyer and Tory. Mr. Hull is the Chairman of the Compensation Committee.

Pension Committee

     The Pension Committee, composed of outside and a majority of unrelated directors(16), is responsible for the administration of the Corporation’s pension plans and reviews the provisions of the pension plan and the investment performance of the pension plan. The Pension Committee met five times in 2002. Its members were Messrs. Besse, Gnat, Korthals, Meenan and Wansbrough. Mr. Wansbrough is the Chairman of the Pension Committee. Mr. James J. Meenan, a former director of Rogers Wireless Communications Inc., was a member of the Pension Committee representing that corporation in 2002 until his resignation as a director.

Executive Committee

     The Executive Committee is composed equally of unrelated and related directors, and includes a member of management, Edward S. Rogers and a member of management of a subsidiary of the Corporation, Edward Rogers.(17) Subject to the Corporation’s Articles, the Executive Committee has delegated to it all of the powers that may be delegated to an Executive Committee under the Corporation’s governing statute, being the Company Act (British Columbia). The Executive Committee met three times in 2002 during intervals between regularly scheduled meetings of the Board, the principal purposes of such meetings being to approve the definitive terms of transactions previously approved by the Board and to implement policy initiatives adopted by the Board. Its members were Messrs. Emerson, Hull, Edward S. Rogers, Edward Rogers, Tory and Wansbrough. Mr. Emerson is the Chairman of the Executive Committee.

15 TSX Guideline No. 9 and No. 11

16 TSX Guideline No. 9

17 TSX Guideline No. 9

Nominating and Corporate Governance Committee

     The Nominating and Corporate Governance Committee is composed of a majority of related directors and includes one member of management, Edward S. Rogers, the controlling shareholder and the President and Chief Executive Officer of the Corporation.(18) It is responsible for developing the Corporation’s approach to corporate governance issues. The Nominating and Corporate Committee makes recommendations to the Board with respect to developments in the areas of corporate governance and the Corporate Governance Practices of the Board, including the methods and processes by which the Board fulfils its duties. Such corporate governance issues include:

•	developing, recommending to the Board and reviewing from time to time the Corporate Governance Practices and the Business Conduct Guidelines of the Corporation(19);

•	monitoring compliance with the Business Conduct Guidelines;

•	recommending the number and content of meetings and the annual schedule of issues for the consideration of the Board and its committees;

•	reviewing the size and composition of the Board and its committees and the board of directors and the committees of the Corporation’s affiliates(20);

•	establishing selection criteria for members of the Board and identifying prospective new members of the Board(21);

•	reporting to the Board with respect to the adequacy and form of the compensation of directors(22);

•	recommending appropriate candidates for nomination for election to the Board and to the boards of directors of the Corporation’s affiliates(23);

•	providing an orientation program for new directors(24);

•	evaluating, on an annual basis, the performance of the Board as a whole, its committees and the contribution of each individual director(25);

•	reviewing the mandates of the committees of the Board; and

•	monitoring the policies of the Corporation regarding senior officers accepting directorships with non-affiliated corporations, minimum common share ownership for non-management directors, insider trading and disclosure and restricted use of confidential material information.

     The Nominating and Corporate Governance Committee also oversees a system that enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances.(26) The Nominating and Corporate Governance Committee held two meetings in 2002. Its members were Messrs. Emerson, Gnat, Hull, Edward S. Rogers and Tory. Mr. Emerson is the Chairman of the Nominating and Corporate Governance Committee.

Technology Committee

     The Board has approved the Corporation’s participation in the membership of the intercompany Technology Committee composed of directors from each of the Corporation, Rogers Wireless Communications Inc., Rogers Cable Inc. and Rogers Media Inc.

     The major responsibilities of the Technology Committee include reviewing and reporting to the Board and the boards of the other corporate participants on the major issues and processes regarding

•	the acquisition of technology assets, including equipment and software applications (both engineering and information technology);

18 TSX Guideline No. 4 and No. 9

19 TSX Guideline No. 10

20 TSX Guideline No. 7

21 TSX Guideline No. 4

22 TSX Guideline No. 8

23 TSX Guideline No. 4

24 TSX Guideline No. 6

25 TSX Guideline No. 5

26 TSX Guideline No. 14

•	evolving developments in technology affecting the Corporation’s businesses;

•	developing management presentations to the Board on technology issues;

•	assisting the Board in the evaluation of the efficacy and implications of technology issues of major proposed strategic alliances and investments, licensing agreements and joint ventures; and

•	reviewing corporate strategy on technology issues.

     To assist the Technology Committee in performing its mandate, the Committee may consult with and engage outside experts and professional advisors.

     The Technology Committee held three meetings and tutorial sessions for all directors of the Corporation and its operating subsidiaries in 2002 at which presentations were made on various technology issues affecting the Corporation. Members of the Technology Committee in 2002 from the Board were Messrs. Emerson, Korthals, Edward S. Rogers, Edward Rogers and Schleyer. The other members of the Technology Committee were Messrs. James Grant and Jordan Roderick (representing Rogers Wireless Communications Inc.), James Fleck (representing Rogers Media Inc.) and John MacDonald (representing Rogers Cable Inc.). The Chairman of the Technology Committee is James Grant, an unrelated director of Rogers Wireless Communications Inc.

Finance Committee

     In 2002, the Board established a Finance Committee, to be composed of not less than three directors. The Finance Committee is composed of an equal number of related and unrelated directors of the Corporation(27), the members of which are Messrs. Emerson, Hull, Edward S. Rogers, Edward Rogers, Tory and Wansbrough. Mr. Edward S. Rogers, the controlling shareholder and the President and Chief Executive Officer of the Corporation, is the Chairman of the Finance Committee. The Finance Committee met six times in 2002.

     Without derogating from the rights and duties of the Board, it is the responsibility of the Finance Committee to review and report to the Board or any other committee of the Board on certain matters prior to their submission to the Board or to any other committee of the Board or the filing of any document required to implement any such matter with any governmental or regulatory authority, including:

•	financings, including the issue of shares;

•	non-budgeted transactions outside the ordinary course of business involving more than $30 million;

•	alliance, branding, license, partnership and joint venture arrangements involving more than $30 million; and

•	the grant or assumption of any right of first negotiation, first offer or first refusal or the grant or assumption or issuance of any non-competition covenant or exclusivity undertaking, in each case which involves property, assets or revenues in excess of $30 million in the aggregate.

     The Finance Committee is also responsible to review candidates for appointment as the Chief Financial Officer and Chair of the Audit Committee of the Corporation and its subsidiaries.

Decisions Requiring Board Approval

     In addition to those matters that are reviewed by the Board which must be approved by the Board under its Corporate Governance Practices and by law, management is also required to seek Board approval for any unbudgeted expenditure in excess of $5 million that has not been previously approved by the Board as part of the Corporation’s operating plans and capital and operating budgets. Management is also required to obtain Board approval before entering into any major strategic initiative or any venture which is outside the Corporation’s existing businesses.(28)

Board Performance

     As noted earlier, the Nominating and Corporate Governance Committee has the mandate to recommend to the Board nominees for election as Board directors and for evaluating the performance of the Board as a whole, its committees and the contributions of each director.

     It is the responsibility of the Chairman of the Board, who is an unrelated director and not a member of management, to ensure the effective operation of the Board in fulfilling its mandate including its duties and objectives.

27 TSX Guideline No. 9

28 TSX Guideline No. 11

     The Chairman discusses directly with each chairperson of the committees of the Board the mandate and functioning of the committees and reviews the recommendations from committee chairpersons with the Nominating and Corporate Governance Committee.

Investor Feedback

     The Corporation maintains an Investor Relations department that the Board believes is important and highly effective. Every investor inquiry receives a prompt response from the Investor Relations department or an appropriate officer of the Corporation.

Board’s Expectations of Management

     The quality and completeness of information which management provides to the Board is critical to the proper functioning of the Board. Directors must have confidence in the data gathering, analysis and reporting functions of management. The Chairman of the Board and the Nominating and Corporate Governance Committee of the Board monitor the nature and timeliness of the information requested of and provided by management to the Board so that the Board is able to determine if the Board can be more effective in identifying problems and opportunities for the Corporation.

     The Chief Executive Officer has provided a detailed job description for the office of the Chief Executive which specifically outlines his responsibilities. This job description has been approved by the Compensation Committee. The Chief Executive Officer’s written objectives for the current year have been reviewed and approved by the Compensation Committee.(29)

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     During the fiscal year ended December 31, 2002, other than as disclosed in this Information Circular, in the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 and the notes thereto and Management’s Discussion and Analysis of the Corporation’s financial condition and results of operation for the year ended December 31, 2002, the Corporation is not aware of any material interest of any insider of the Corporation, or any proposed nominee for election as a director of the Corporation, or any associate or affiliate of such insider or proposed nominee, in any transaction or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

     Other than as disclosed in this Information Circular, in the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2002 and the notes thereto and Management’s Discussion and Analysis of the Corporation’s financial condition and results of operation for the year ended December 31, 2002, there are no agreements or arrangements where management functions of the Corporation or any subsidiary were, to any substantial degree, performed by a person or company other than the directors or senior officers of the Corporation or subsidiary.

GENERAL

     Copies of the Corporation’s most recent Annual Information Form (together with the documents incorporated therein by reference), the consolidated financial statements of the Corporation for the year ended December 31, 2002 together with the report of the auditors thereon and Management’s Discussion and Analysis of the Corporation’s financial condition and results of operation for the year ended December 31, 2002 are available upon request from Mr. Bruce Mann, Vice President, Investor Relations, Rogers Communications Inc., 333 Bloor Street East, Toronto, Ontario, M4W 1G9 (Telephone: (416) 935-3532). This information is also available at www.rogers.com.

29 TSX Guideline No. 11

     Information contained herein is given as of April 1, 2003, unless otherwise noted. The contents and the sending of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED this 25th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

DAVID P. MILLER, Secretary

EXHIBIT A

SPECIAL RESOLUTION

RESOLVED, as a special resolution, that:

1.	pursuant to s. 232 of the Company Act (B.C.), the authorized capital of Rogers Communications Inc. (the “Company”) be diminished by cancelling 143,759,506 Class A Voting shares without par value that have not been allotted or issued;

2.	the Memorandum of the Company be altered so as to be in the form set out in Schedule A to this resolution;

3.	pursuant to s. 225 of the Company Act (B.C.), the Articles of the Company be altered by varying the special rights and restrictions attaching to the Preferred Shares by adding to the Articles the following as Article 27.1.10 immediately after Article 27.1.9 thereof:

“27.1.10 Notwithstanding Article 27.1.2, the Directors of the Company may not by resolution or otherwise attach any right, privilege, restriction, or condition to any series of Preferred Shares that is designated by the Directors of the Company after May 30, 2003 that entitles or would entitle the holder or holders of the shares of any such series to vote at any general meeting of the Company, and the Preferred Shares of any such series shall have no right to vote at any general meeting of the Company.”

A-1

Schedule A

As altered by a Special Resolution
dated May 30, 2003

BRITISH COLUMBIA

COMPANY ACT

ALTERED

MEMORANDUM

OF

ROGERS COMMUNICATIONS INC.

1.	The name of the Company is ROGERS COMMUNICATIONS INC.

2.	The authorized capital of the Company consists of 1,856,240,494 shares divided into

(a)	56,240,494 Class A Voting shares without par value,

(b)	1,400,000,000 Class B Non-Voting shares with a par value of $1.62478 each, and

(c)	400,000,000 Preferred Shares without par value of which

200 shares are designated as Cumulative Redeemable Convertible Auction Perpetual Preferred Shares, Series XV,

9,624,866 shares are designated as Series XVI Preferred Shares,

3,375,134 shares are designated as Series XVII Preferred Shares,

1,253,972 shares are designated as Cumulative Redeemable Convertible Auction Perpetual Preferred Shares, Series XVIII,

15,000,000 shares are designated as Series XIX Preferred Shares,

13,500,000 shares are designated as Series XX Cumulative Redeemable Convertible Preferred Shares,

400,000 shares are designated as Series XXI Preferred Shares,

1,000,000 shares are designated as Series XXII Preferred Shares,

400,000 shares are designated as Series XXIII Preferred Shares,

500,000 shares are designated as Series XXIV Preferred Shares,

170,000 shares are designated as Series XXV Preferred Shares,

256,000 shares are designated as Series XXVI Preferred Shares,

150,000 shares are designated as Series XXVII Preferred Shares,

300,000 shares are designated as Series XXVIII Preferred Shares,

200,000 shares are designated as Series XXIX Preferred Shares,

1,000,000 shares are designated as Series XXX Preferred Shares,

300,000 shares are designated as Series XXXI Preferred Shares,

300,000 shares are designated as Series XXXII Preferred Shares,

1,042,049 shares are designated as Series XXXIII Preferred Shares,

45,454 shares are designated as Series A Convertible Preferred Shares,

1,500,000 shares are designated as Series B Convertible Preferred Shares,

150,000 shares are designated as Series C Convertible Preferred Shares,

80,000 shares are designated as Series D Convertible Preferred Shares, and

470,000 shares are designated as Series E Convertible Preferred Shares.

3.	The shares shall have attached thereto the rights, privileges, restrictions and conditions set forth in the Articles of the Company.

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